Exhibits 5.1, 8.1 and 23.1
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                               Sidley Austin LLP
                               787 Seventh Ave.
                           New York, New York 10019
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599


                                                                March 30, 2007

CWALT, Inc.
4500 Park Granada
Calabasas, California  91302



            Re:      CWALT, Inc.
                     Alternative Loan Trust Resecuritization 2007-HY5R Resecuritization Mortgage Pass-Through Certificates, Series 2007-HY5R
                     ---------------------------------------------

Ladies and Gentlemen:

      We have acted as special counsel for CWALT, Inc., a Delaware corporation (the "Company"), in connection with the issuance of the Resecuritization Pass-Through Certificates of the above-referenced Series (the "Certificates") pursuant to a Trust Agreement dated as of March 26, 2007 (the "Trust Agreement"), among the Company, as depositor, Deutsche Bank Securities Inc., as underlying certificate seller (the "Underlying Certificate Seller"), and The Bank of New York, as trustee, securities intermediary and bank (the "Trustee").

      The Certificates will represent the entire beneficial ownership interest in Alternative Loan Trust Resecuritization 2007-HY5R (the "Trust Fund"). The assets of the Trust Fund will consist primarily of a 100% ownership interest in the CWALT, Inc., Alternative Loan Trust 2007-HY3, Mortgage Pass-Through Certificates, Series 2007-HY3, Class 2-A-1 Certificates (the "Deposited Underlying Certificates"). The Deposited Underlying Certificates evidence a fractional undivided ownership interest in a trust consisting of a pool of conventional hybrid adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Trust Agreement.

      We have examined such documents and records and made such investigations of such matters of law as we have deemed appropriate as a basis for the opinions expressed below.

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Further, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals.

      Based upon the foregoing, we are of the opinion that:

1. The Trust Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Underlying Certificate Seller and the Trustee, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law. In rendering this opinion, we have relied on the opinions of counsel of Sandor E. Samuels as to matters involving the due authorization, execution and delivery of the Trust Agreement by the Depositor.

2. Assuming that the Certificates have been duly executed and countersigned by the Trustee in the manner contemplated in the Trust Agreement, when delivered and paid for, the Certificates will be validly issued and outstanding and entitled to the benefits of the Trust Agreement.

3. Each REMIC described in the Trust Agreement will qualify as a real estate mortgage investment conduit within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the "Code"), the Regular Certificates will be treated as regular interests in the Master REMIC the Class A-R Certificate will represent ownership of the sole class of residual interest in each REMIC created pursuant to the Trust Agreement and the rights of the holders of the Regular Certificates with respect to the Underlying Net Rate Carryover Payments will represent for federal income tax purposes contractual rights coupled with regular interest within the meaning of Treasury regulations ss. 1.860G-2(i), assuming:
      (i) an election is made to treat the assets of each REMIC as a real estate mortgage investment conduit, (ii) compliance with the Trust Agreement and (iii) compliance with changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder.

      The opinion set forth in paragraph 3 is based upon the current provisions of the Code and Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Internal Revenue Service and current case law, any of which can change at any time. Any such change could apply retroactively and modify the legal conclusions upon which our opinions are based. Our opinion is limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the Trust Agreement or the effect of such transactions on Countrywide Financial Corporation, any member of its federal consolidated group or any of its wholly owned affiliates.

      In rendering the foregoing opinions, we express no opinion on the laws of any jurisdiction other than the federal tax laws of the United States of America, the corporate laws of the State of Delaware and the laws of the State of New York.


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      We hereby consent to the filing of this opinion as an exhibit to the
Company's Report on Form 8-K dated the date hereof.

                                            Very truly yours,

                                            /s/ SIDLEY AUSTIN LLP
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                                                 SIDLEY AUSTIN LLP


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